UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On February 14, 2020, Compugen Ltd. (“Compugen” or the “Company”) entered into an amendment (the “Amendment”) to the Master Clinical Trial Collaboration Agreement dated October 10, 2018 (the “Agreement”) by and between the Company and Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb” or “BMS”). A copy of the press release announcing the amendment is furnished as Exhibit 99.1 to this Form 6-K.

Under the Agreement, the parties agreed to evaluate the safety and tolerability of Compugen’s COM701, a first-in-class investigational anti-PVRIG antibody (“COM701” or the “Compugen Compound”), in combination with Bristol-Myers Squibb’s programmed death-1 (PD-1) immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. As previously disclosed, the collaboration was also designed to address potential future combinations, including trials sponsored by Bristol-Myers Squibb to investigate combined inhibition of checkpoint mechanisms, such as PVRIG and TIGIT. Each study carried out pursuant to the Agreement is referred to as a “Combined Therapy Study.”

Under the Amendment, the parties have agreed to initiate a triple combination study to evaluate the safety and tolerability of COM701, Opdivo®, and BMS’ anti-TIGIT antibody known as BMS-986207 (collectively, the “Triple Combination”),  instead of the planned expansion of the Combined Therapy Study designed to evaluate the dual combination of COM701 and Opdivo®. Pursuant to the Amendment, instead of sponsoring the expansion of the Combined Therapy Study designed to evaluate the dual combination of COM701 and Opdivo®, Compugen will be responsible for and will sponsor a two-part Phase 1/2 trial which includes the evaluation of the Triple Combination, in patients with advanced solid tumors. BMS will provide Opdivo® and BMS-986207 at no cost to Compugen for this trial.

As previously agreed, ownership of, and global commercial rights to, the Compugen Compound remain solely with Compugen (subject to the rights granted to BMS as hereinafter described). Pursuant to the Amendment, if Compugen wishes to license the right to commercialize the Compugen Compound in any territory during the time prior to the end of the Triple Combination plus six months (the “Exclusivity Period”), Compugen must first negotiate with BMS, for a period of three months (the “Negotiation Period”), to grant an exclusive license to develop and commercialize the Compugen Compound in that territory. If BMS and Compugen do not reach an agreement for an exclusive license within the Negotiation Period, then BMS will have no further first negotiation rights, and Compugen will be free to license the Compugen Compound (subject to the exclusivity provisions and all other rights afforded to BMS under the Agreement) to other parties, in such territory. After the expiration of the Exclusivity Period, Compugen is free to license the Compugen Compound without any further obligation to BMS.

All other terms of the Agreement remain unchanged.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-233001.

Exhibits

Exhibit Number	Description of Exhibit
10.1#	Amendment No. 1 to Master Clinical Trial Collaboration Agreement, dated February 14, 2020, by and between Compugen Ltd. and Bristol-Myers Squibb Company.
99.1	Press Release dated February 20, 2020.

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Portions of this exhibit (indicated by asterisks) have been omitted because the Registrant has determined they are not material and would likely cause competitive harm to the Registrant if publicly disclosed, and certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: February 20, 2020	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel